Exhibit 99.53

NexTech XX

New York, NY - Toronto, ON – June 13, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, is pleased to announce the closing of the first tranche of its previously announced private placement (the “Offering”) for gross proceeds totaling $339,600 comprised of 566,000 units (the “Units”) at a price of $0.60 per Unit. Each Unit consists of one common share (the “Shares”) and one-half of one share purchase warrant (each, whole warrant a “Warrant”). Each Warrant entitles the holder to purchase one additional Share at a price of $0.70 for a period of two years from the date of issue of the Warrants. The Warrants may be accelerated by the Company under certain terms if the daily volume weighted average trading price of the common shares of the Company exceeds $0.90 for 10 consecutive trading days.

Insiders subscribed for an aggregate of 400,000 Units in the first closing of the Offering for a total of $240,000. As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization. The Company will be filing a material change report in respect of the related party transaction on SEDAR less than 21 days prior to the closing of the transaction due to the fact that the Company wished to close the transaction as soon as practicable to enable it to use the funds for short-term cash requirements.  The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

As compensation for their advisory services Scott Starr was issued 60,000 options and Mike Boland was issued 100,000 options by NexTech that vest over three years at an exercise price of $0.65 CDN.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “plans” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering and the filing of a material change report are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.